245 Summer Street	Fidelity® Investments
Boston, MA 02210

June 8, 2022

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Greenwood Street Trust (the trust): File Nos. 333-261594 and 811-24762 Fidelity Hedged Equity Fund (the fund) Post-Effective Amendment No. 2

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 2 to the trust’s current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Hedged Equity Fund as a new series of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of August 22, 2022. We request your comments by July 8, 2022.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/ Renée Fuller
Renée Fuller
Legal Product Group